As filed with the Securities and Exchange Commission on March 20, 2017

Securities Act File No. 333-213449

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. Post-Effective Amendment No. 1	☐ ☒
(Check appropriate box or boxes)

Guggenheim Enhanced Equity Income Fund
(Exact Name of Registrant as Specified in Charter)
227 West Monroe Street, Chicago, Illinois 60606
(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)
(312) 827-0100
(Area Code and Telephone Number)
Amy J. Lee
227 West Monroe Street
 Chicago, Illinois 60606
(Name and Address of Agent for Service)

With copies to:
Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606
It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE
The Joint Proxy Statement/Prospectus and Statement of Additional Information filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2016 pursuant to Rule 497(b) of the Securities Act of 1933, as amended, are incorporated herein by reference.
This Post-Effective Amendment is being filed for the purpose of filing certain exhibits, including the tax opinion filed as Exhibit 12 to this Registration Statement on Form N-14.
Notice is hereby provided that pursuant to Rule 414 under the Securities Act of 1933, as amended, in connection with a reorganization pursuant to which Guggenheim Enhanced Equity Income Fund, a Delaware statutory trust (the “Successor Fund”), succeeded to the business of Guggenheim Enhanced Equity Income Fund, a Massachusetts business trust (the “Predecessor Fund”), the Successor Fund adopts this Registration Statement on Form N-14 of the Predecessor Fund as its own for all purposes of the Securities Act of 1933, as amended, effective immediately prior to the closing of the reorganization.
The financial statements of the Predecessor Fund for the fiscal year ended December 31, 2016 are incorporated herein by reference to the Predecessor Fund’s annual report filed on Form N-CSR on March 7, 2017.

PART C: OTHER INFORMATION
ITEM 15. Indemnification
Article V of the Agreement and Declaration of Trust of the Successor Fund provides as follows:
5.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.
5.2 Mandatory Indemnification.
(a) The Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.
(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.
(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of stockholders or Trustees who are “disinterested persons” (as defined in Section 2(a)(19) of the 1940 Act) or any other right to which he or she may be lawfully entitled. For the avoidance of doubt, to the extent the Trust enters into a written agreement with any Trustee to indemnify such Trustee, any indemnification of such Trustee by the Trust shall be governed by the terms of such written agreement, including with respect to determinations required, applicable presumptions and burden of proof with respect to such Trustee’s entitlement to indemnification and/or advancement of expenses.
(e) Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.
5.3 No Bond Required of Trustees.  No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.
5.4 No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.
5.5 Reliance on Experts, etc.  Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.
ITEM 16. Exhibits

Exhibit No.	Description of Exhibit
(1)(a)(i)	Amended and Restated Declaration of Trust of the Predecessor Fund, dated July 18, 2015(a)
(a)(ii)	Certificate of Amendment to the Amended and Restated Declaration of Trust of the Predecessor Fund, dated May 21, 2010(d)
1(b)	Agreement and Declaration of Trust of the Successor Fund, dated October 4, 2016*

(2)(a)	Second Amended and Restated Bylaws of the Predecessor Fund, dated February 24, 2016(b)
(b)	By-Laws of the Successor Fund, dated October 4, 2016*
(3)	Not applicable
(4)(a)	Agreement and Plan of Redomestication was filed as Exhibit B to the Joint Proxy Statement/Prospectus incorporated herein by reference
(b)	Agreement and Plan of Merger was filed as Exhibit C to the Joint Proxy Statement/Prospectus incorporated herein by reference
(5)	Not applicable
(6)(a)(i)	Investment Advisory Agreement between the Predecessor Fund and Guggenheim Funds Investment Advisors, LLC, dated February 18, 2010(d)
(a)(ii)	Investment Advisory Agreement between the Successor Fund and Guggenheim Funds Investment Advisors, LLC, dated March 20, 2017*
(b)(i)	Investment Sub-Advisory Agreement among the Predecessor Fund, Guggenheim Funds Investment Advisors, LLC and Guggenheim Partners Investment Management, LLC, dated August 9, 2010(d)
(b)(ii)	Investment Sub-Advisory Agreement among the Successor Fund, Guggenheim Funds Investment Advisors, LLC and Guggenheim Partners Investment Management, LLC, dated March 20, 2017*
(c)	Fee Waiver Agreement between the Predecessor Fund and Guggenheim Funds Investment Advisors, LLC, dated April 20, 2010(d)
(7)	Not applicable
(8)	Not applicable
(9)(a)(i)	Custodian Agreement between the Predecessor Fund and The Bank of New York Mellon(e)
(a)(ii)	Custodian Agreement between the Successor Fund and The Bank of New York Mellon, dated March 20, 2017*
(b)(i)	Foreign Custody Manager Agreement between the Predecessor Fund and The Bank of New York Mellon(e)
(b)(ii)	Foreign Custody Manager Agreement between the Successor Fund and The Bank of New York Mellon, dated March 20, 2017*
(10)	Not applicable
(11)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(e)
(12)(a)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
(12)(b)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
(12)(c)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
(13)(a)(i)	Prime Brokerage Agreement between the Predecessor Fund and BNP Paribas Prime Brokerage, dated June 18, 2010(d)
(a)(ii)	Amendment No. 1 to U.S. Prime Brokerage Agreement, dated March 13, 2015(d)
(a)(iii)	Agreement of Novation to Prime Brokerage Agreement, dated March 20, 2017*
(b)(i)	Committed Facility Agreement between the Predecessor Fund and BNP Paribas Prime Brokerage, dated June 18, 2010(d)
(b)(ii)	Amendment No. 1 to Prime Brokerage Agreement and Committed Facility Agreement, dated July 19, 2010(d)
(b)(iii)	Amendment No. 2 to Committed Facility Agreement, dated May 18, 2011(d)
(b)(iv)	Amendment No. 3 to Committed Facility Agreement, dated February 15, 2012(d)
(b)(v)	Amendment No. 4 to Committed Facility Agreement, dated August 1, 2014(d)
(b)(vi)	Amendment No. 5 to Committed Facility Agreement, dated December 31, 2014(d)
(b)(vii)	Amendment No. 6 to Committed Facility Agreement, dated December 22, 2015(d)
(b)(viii)	Amendment No. 7 to Committed Facility Agreement, dated April 1, 2016(d)
(b)(ix)	Amendment to Committed Facility Agreement, dated May 18, 2016(d)
(b)(x)	Amendment No. 9 to Committed Facility Agreement, dated March 20, 2017*

(c)(i)	Special Custody and Pledge Agreement among the Predecessor Fund, BNP Paribas Prime Brokerage and The Bank of New York Mellon, dated June 18, 2010(d)
(c)(ii)	Amendment No. 1 to Special Custody and Pledge Agreement, dated July 19, 2010(d)
(c)(iii)	Amended and Restated Special Custody and Pledge Agreement, dated March 20, 2017*
(d)(i)	Transfer Agency and Service Agreement between the Predecessor Fund and Computershare Inc., dated December 1, 2015(d)
(d)(ii)	Fee and Service Schedule for Stock Transfer Services between the Predecessor Fund and Computershare Inc., dated December 1, 2015(d)
(d)(iii)	First Amendment to Transfer Agency and Service Agreement, dated March 20, 2017*
(e)(i)	Administration Agreement between the Predecessor Fund and MUFG Investor Services (US) LLC (formerly Rydex Fund Services, LLC), dated May 14, 2013(d)
(e)(ii)	Amendment to Administration Agreement, dated July 20, 2016(e)
(e)(iii)	Addendum, dated March 20, 2017, to Administration Agreement
(f)(i)	Fund Accounting Agreement between the Predecessor Fund and MUFG Investor Services (US) LLC (formerly Rydex Fund Services, LLC), dated January 1, 2014(d)
(f)(ii)	Amendment to Fund Accounting Agreement, dated July 20, 2016(e)
(f)(iii)	Agreement of Novation to Fund Accounting Agreement, dated March 20, 2017*
(14)	Consent of the Independent Registered Public Accounting Firm for the Registrant, Guggenheim Enhanced Equity Strategy Fund and Guggenheim Equal Weight Enhanced Equity Income Fund*
(15)	Not applicable
(16)	Power of Attorney(d)
(17)(a)	Form of Proxy Card for Registrant(e)
(b)	Form of Proxy Card for Guggenheim Enhanced Equity Strategy Fund(e)
(c)	Form of Proxy Card for Guggenheim Equal Weight Enhanced Equity Income Fund(e)

*	Filed herewith.
(a)	Incorporated by reference to Exhibit (a)(3) to the Registrant’s Registration Statement on Form N-2/A, filed on July 25, 2005.
(b)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on March 1, 2016.
(c)	Incorporated by reference to Exhibit (j)(1) to the Registrant’s Registration Statement on Form N-2/A, filed on August 22, 2005.
(d)	Incorporated by reference to the same exhibit number of Registrant’s Registration Statement on Form N-14, filed September 1, 2016.
(e)	Incorporated by reference to the same exhibit number of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, filed October 7, 2016.
ITEM 17. Undertakings
(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and the State of Illinois on the 20th day of March, 2017.
GUGGENHEIM ENHANCED EQUITY INCOME FUND
By: /s/ Donald C. Cacciapaglia
Name:  Donald C. Cacciapaglia
Title:    Trustee, President and Chief Executive Officer
As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Donald C. Cacciapaglia	Trustee, President and Chief Executive Officer	March 20, 2017
Donald C. Cacciapaglia
/s/ John Sullivan	Chief Financial Officer	March 20, 2017
John Sullivan
*	Trustee	March 20, 2017
Randall C. Barnes
*	Trustee	March 20, 2017
Donald A. Chubb
*	Trustee	March 20, 2017
Jerry B. Farley
*	Trustee	March 20, 2017
Roman Friedrich III
*	Trustee	March 20, 2017
Robert B. Karn III
*	Trustee	March 20, 2017
Ronald A. Nyberg
*	Trustee	March 20, 2017
Maynard F. Oliverius
*	Trustee	March 20, 2017
Ronald E. Toupin, Jr.
* Signed by Mark E. Mathiasen pursuant to a power of attorney incorporated herein by reference.
By: /s/ Mark E. Mathiasen	March 20, 2017
Mark E. Mathiasen Attorney-in-Fact

EXHIBIT INDEX
Exhibit No.	Description of Exhibit
(1)(b)	Agreement and Declaration of Trust of the Successor Fund, dated October 4, 2016
(2)(b)	By-Laws of the Successor Fund, dated October 4, 2016
(6)(a)(ii)	Investment Advisory Agreement between the Successor Fund and Guggenheim Funds Investment Advisors, LLC, dated March 20, 2017
(6)(b)(ii)	Investment Sub-Advisory Agreement among the Successor Fund, Guggenheim Funds Investment Advisors, LLC and Guggenheim Partners Investment Management, LLC, dated March 20, 2017
(9)(a)(ii)	Custodian Agreement between the Successor Fund and The Bank of New York Mellon, dated March 20, 2017
(9)(b)(ii)	Foreign Custody Manager Agreement between the Successor Fund and The Bank of New York Mellon, dated March 20, 2017
(12)(a)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP
(12)(b)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP
(12)(c)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP
(13)(a)(iii)	Agreement of Novation to Prime Brokerage Agreement, dated March 20, 2017
(13)(b)(x)	Amendment No. 9 to Committed Facility Agreement, dated March 20, 2017
(13)(c)(iii)	Amended and Restated Special Custody and Pledge Agreement, dated March 20, 2017
(13)(d)(iii)	First Amendment to Transfer Agency and Service Agreement, dated March 20, 2017
(13)(e)(iii)	Addendum, dated March 20, 2017, to Administration Agreement
(13)(f)(iii)	Agreement of Novation to Fund Accounting Agreement, dated March 20, 2017
(14)	Consent of the Independent Registered Public Accounting Firm for the Registrant, Guggenheim Enhanced Equity Strategy Fund and Guggenheim Equal Weight Enhanced Equity Income Fund